PACIFIC CMA INCORPORATED
                            155-10 Rockaway Boulevard
                             Jamaica, New York 11434


                                                              September 27, 2006


VIA EDGAR

United States Securities
  & Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-2001
Attention:  John Stickel, Esq.
            Ms. Theresa Messinese
            Mail Stop 3561

              Re: Pacific CMA, Inc.
                  Registration Statement on Form S-3 and Form 10-Q (Fiscal quarter ended June 30, 2006)
                  SEC File No. 333-134620

Dear Mesdames and Messieurs,

         This is in reply to your letter of comment dated September 8, 2006, regarding Pacific CMA, Inc.'s ("PAM") Registration Statement on Form S-3 and Form 10-Q, identified above and to two oral comments received from the staff. Marked copies of Amendment No. 2 to the registration statement, accompanied by copies of PAM's 10-Q/A, for the quarter ended June 30, 2006 and filed on September 26, 2006 ("10-Q/A"), are being forwarded via overnight courier to John Stickel and Theresa Messinese of the Securities and Exchange Commission's (the "SEC") staff to facilitate their review of this filing.

         The paragraph numbers below correspond to the numbered paragraphs in your comment letter. We do not repeat your comments but will try to respond to your expressed concerns.



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United States Securities
  & Exchange Commission
September 27, 2006
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S-3

Recent Developments

         Explanatory Note: As a complete discussion of the status of the proposed HTL Acquisition is now contained in our 10-Q/A, we have removed this discussion from the S-3. Changes in text are found in the 10-Q/A, Item 1A. Risk Factors.

         Comment No. 1. We are not able to disclose HTL's net income or loss for the year ended December 31, 2005 as they are not yet available. We have been advised that HTL's audit has not yet been completed.

         Comment No. 2. The precondition to the closing of the HTL acquisitions of our obtaining equity financing was in fact a protective precondition in our favor. We can and intend to waive the precondition after we have completed our "due diligence" review of HTL, decided to go forward with the transaction and secured adequate debt financing.

         Comment No. 3. We are in the process of negotiation the debt financing terms. Any disclosure of financing terms could be speculative.

Form 10-Q

Exhibit 5.2

         Comment No. 4. The opinion of our Indian counsel has been revised to remove limitations on its use.

         Comment No. 5. That opinion has been revised to remove the objectionable text. As stated in his past opinion, counsel is opining on Indian law discussed under the heading "Item 1.A. Risk Factors" as they pertain to the HTL Acquisition.

         Comment No. 6. The opinion is not solely about tax consequences. Risk Factor No. 1 is entitled "Taxation in India." But see Risk Factor 5 (first two sentences), Risk Factor 6 (second and penultimate sentences) and Risk Factor 10 (first sentence). Additionally, Regulation S-K, Item 601(8) is meant to address Form S-11 filings and states it is to be used "... with other applicable registration forms where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." We submit that this was meant to address situations where the tax


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United States Securities
  & Exchange Commission
September 27, 2006
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consequences of making the actual investment by an investor in an issuer are material to that investor.

         The following are responses to oral comments of Ms. Messinese, conveyed to Peter J. Keller of Virchow Krause Company LLP, on or about September 7, 2006.

          A. We have added additional disclosure to Footnote 1 related to EITF-05-4, stating that FASB has not reached a consensus and that once a consensus is reached, the Company's accounting for registration rights may change. See "Registration Rights Agreements" in Note 1.

B. The Company acknowledges the staff's comment regarding EITF 95-8 as it relates to the contingent consideration to be offered to the owners of HTL, if HTL is acquired, and it will comply with EITF 95-8, if HTL is acquired..

         We trust that this answers your comments.

         In connection with the Company's anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

         (a) Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

         (b) The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          (c) The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Robert Perez or of Gusrae, Kaplan,


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United States Securities
  & Exchange Commission
September 27, 2006
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Bruno & Nusbaum PLLC, at 212-269-1400 or you may contact them via e-mail at
rperez@gkblaw.com or lnusbaum@gkblaw.com, respectively, if you have further comments or desire any further information.

                                        Very truly yours,

                                        Pacific CMA, Inc.


                                        By: /s/ Alfred Lam
                                            ----------------------------------
                                            Alfred Lam
                                            Chairman of the Board of Directors


cc (via Federal Express, w/encl.):
   John Stickel, Esq.
   Ms. Theresa Messinese